August 16, 2018


Jonel Nazareno Iurk
Chief Executive Officer
Energy Co of Parana
Rua Coronel Dulc dio, 800
80420-170 Curitiba,
Paran , Brazil

       Re:       Energy Co of Parana
                 Form 20-F for the Fiscal Year Ended December 31, 2017 Filed May 15, 2018
                 Form 6-K Filed July 3, 2018
                 File No. 1-14668

Dear Mr. Iurk:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments

Form 20-F For Fiscal Year Ended December 31, 2017

Note 2 Concessions and Authorizations

2.1.1 Compagas, page F-12

   1. Please tell us what the fair value of assets from the indemnity for the concession represents and whether the amount should agree to the fair value of assets from the indemnity for the concession revenue disclosed in Note 32.
 Jonel Nazareno Iurk
Energy Co of Parana
August 16, 2018
Page 2

Note 13 Taxes

13.3 Other taxes recoverable and other tax obligations, page F-55

    2. We note that the IR and CSLL to be offset against liability and is substantially less than
       IR and CSLL to be offset against asset are different for each year presented. Please tell us where the difference between the offsets is presented. In addition, we note PIS/Pasep and Cofins to be offset against liabilities and PIS/Pasep and Cofins to be offset against asset disclosed in 13.3 are different for each period presented. Please also tell us where the difference between the offsets is presented.

Note 30 Provisions for legal claims

30.2   Contingent liabilities

30.2.1 Classification of actions rated as possible losses, page F-111

    3. Please clarify whether the contingent liabilities listed in the table are reasonably possible losses or probable losses. If cash outflows are probable, please explain to us why no provisions are recognized.

Form 6-K Filed July 3, 2018

Note 35 Operating Segments, page 70

    4. Please disclose segment information for the corresponding quarter of the previous year in future filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jonel Nazareno Iurk
Energy Co of Parana
August 16, 2018
Page 3

       You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.


                                                          Sincerely,

                                                          /s/ William H.
Thompson

                                                          William H. Thompson
                                                          Accounting Branch
Chief
                                                          Office of Consumer
Products


cc: Adriano Rudek de Moura, Chief Financial Officer and Investor Relations
    Nicolas Grabar, Cleary Gottlieb Steen & Hamilton LLP